Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 11, 2025

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Tidal Trust II (the “Trust”)

Post-Effective Amendment (“PEA”) No. 289 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 28, 2025, with respect to the Registration Statement and the Trust’s proposed new series, STKd 100% COIN & 100% NVDA ETF, STKd 100% NVDA & 100% MSTR ETF, STKd 100% MSTR & 100% COIN ETF, STKd 100% COIN & 100% HOOD ETF, STKd 100% NVDA & 100% AMD ETF, STKd 100% TSLA & 100% MSTR ETF, STKd 100% TSLA & 100% NVDA ETF, STKd 100% SMCI & 100% NVDA ETF, STKd 100% UBER & 100% TSLA ETF and STKd 100% META & 100% AMZN ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. The Staff also notes that each Fund’s strategy references short-term bond ETFs as collateral investments for the Fund’s swap agreements. Confirm in correspondence that acquired fund fees and expenses (“AFFE”) associated with investments in these ETFs during each Fund’s first fiscal period of operations will represent less than 0.01% of Fund assets, or if not, add an AFFE line item to each Fee Table as applicable.

Response: The Funds’ completed Fees and Expenses tables and Expense Examples are as shown in the attached Appendix A. The Trust also responds supplementally by confirming that investments in these ETFs during each Fund’s first fiscal period of operations is estimated to represent less than 0.01% of Fund assets.

2.	For each Fund’s principal investment strategies, to aid investor understanding, please expand the description to include a more detailed discussion of the rationale for pairing the two issuers and why or how each focused allocation pairing is expected to be complimentary and contribute to achieving the Fund’s investment objective.

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

3.	Consider adding a brief explanation in each Fund’s summary section as to how the swap agreements are structured to achieve the intended exposure results.

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

4.	For each Fund’s principal investment strategies section, please clarify the introductory sentence to be clear the Fund may utilize swaps as well as options contracts.

Response: The Trust responds by making the requested revisions as provided to the Staff under separate cover.

5.	Given that each strategy approximates exposure of 100% of Fund assets to the performance of each underlying issuer, please address in the strategy discussion the potential causes and ranges of variances that might occur under different market conditions, how long they might last and how the Adviser will seek to mitigate the variances. In this regard, you may wish to consider adding the term “Target” or some other qualifier to the name of each Fund.

Response: The Trust responds by noting that the existing disclosure is in line with previous similar filings, and therefore respectfully declines to make additional changes in response to this comment. The Trust also responds supplementally by stating that it considers each Fund’s name appropriate as is and therefore respectfully declines to revise as suggested by the Staff.

6.	For each underlying issuer, ensure that the disclosure of its aggregate market value of voting stock held by non-affiliates is as of the most currently available date.

Response: The Trust responds by confirming that the referenced disclosures where applicable will be updated in accordance with the Staff’s comment.

7.	The Staff acknowledges the responses, representations and information provided by Tidal Trust III in correspondence dated January 9, 2025 (“Correspondence”) with regard to eight series of that Trust, that are in certain respects similar to the proposed ten new series in this Registration Statement. With respect to these ten new series, and to the extent applicable to each, provide the Staff with the responses, representations or additional information requested by items 7, 10, 17, 18, 19, 20, 22 and 23, of the Correspondence. To the extent a response in Correspondence is identical to your response for these series, please so confirm in your response, or highlight any areas where your responses differ with respect to these Funds.

Response: The Trust responds as follows with respect to each referenced item from the Correspondence:

•	7, 10 - Each response is identical to the response in the Correspondence.
•	17 - 20, 22-23 – Revisions have been made, as applicable, in accordance with the responses in the Correspondence.

8.	With respect to each Fund’s “Portfolio Attributes” section:
a.	Please explain in the disclosure if there is an optimal or intended time-frame targeted for achieving returns from exposure to the two underlying issuers being stacked, or if none, state more prominently in the disclosure that the stock or pairing is static (i.e., pairings do not change).

b.	Describe why frequent reallocations to maintain exposure to the two underlying issuers might be necessary and note any impact of such reallocations on fund performance or ability to meet fund objectives.

Response: The Trust responds by making revisions as provided to the Staff under separate cover. The Trust also responds supplementally by directing the Staff to existing disclosure in the referenced section stating that the anticipated reallocation schedule is based on maintenance of a balanced exposure between the two underlying issuers. In addition, the Trust also notes supplementally that each Fund’s existing disclosure makes clear that the Fund is expected to have a high portfolio turnover rate and includes a risk factor discussing the impact of a high portfolio turnover rate, including increased expenses and reduced performance.

9.	With respect to the STKd 100% META & 100% AMZN ETF, given AMZN’s considerable additional business lines, beyond broadline retail, such as cloud computing and digital subscription services, consider whether the risk discussion should be expanded to reflect such other business activities and related risks.

Response: The Trust responds by adding an additional risk factor as provided to the Staff under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC

Appendix A

STKd 100% COIN & 100% NVDA ETF

STKd 100% NVDA & 100% MSTR ETF

STKd 100% MSTR & 100% COIN ETF

STKd 100% COIN & 100% HOOD ETF

STKd 100% NVDA & 100% AMD ETF

STKd 100% TSLA & 100% MSTR ETF

STKd 100% TSLA & 100% NVDA ETF

STKd 100% SMCI & 100% NVDA ETF

STKd 100% UBER & 100% TSLA ETF

STKd 100% META & 100% AMZN ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.29%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.29%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the”1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$131	$409

4